NEWS RELEASE

Crosshair Welcomes Derrick (Rick) Gill to the Board of Directors

Dated: May 27, 2008	(AMEX: CXZ) (TSX: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX: CXX) is pleased to announce the appointment of Derrick (Rick) Gill, BComm to the Board of Directors of Crosshair, effective immediately. From 1995 to 2007, Mr. Gill was Executive Vice President and a Director of Voisey’s Bay Nickel Company Inc. (VBNC). His principle responsibilities included government relations and public affairs. He was a member of the three person team that negotiated the Voisey’s Bay Development Agreement with the Government of Newfoundland and Labrador and was chief negotiator for the Impacts and Benefits Agreements with the Nunatsiavut Government and the Innu Nation.

Mr. Gill was Executive Vice President and Director of Diamond Fields Resources Inc. (DFR) in 1995 and 1996. He was the resident executive of DFR for the Voisey's Bay project in Newfoundland and Labrador with specific responsibilities for government and aboriginal relations. He also managed corporate communications and was company spokesperson with the news and financial trade media during the takeover battle between Inco and Falconbridge for the $4.3 billion acquisition of VBNC. Mr. Gill has more than 30 years experience as an executive and director of public and private companies operating throughout North and South America. Mr. Gill is a principal consultant and Director of Strategic Concepts Inc. (SCI), which provides strategic planning, financial modeling and business development services to numerous resource companies. Mr. Gill co-founded SCI in 1990.

“We are very pleased to welcome Rick as an independent director”, says Mark Morabito, CEO of Crosshair. “His breadth of experience in the mining industry and in particular his obvious successful track record managing Government and First Nations relations in Newfoundland and Labrador will be invaluable to Crosshair. His strong background in business development and public affairs is an asset to Crosshair as we look towards developing our uranium projects in Labrador”.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador-Canada's most promising emerging uranium district. The 720 sq km CMB Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Jay Sujir"

Chairman of the Board

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: investor@crosshairexploration.com
www.crosshairexploration.com

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.